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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke † Paloma P. Wang	Lorna Xin Chen Alan Y.L. Yeung	Peter C.M. Chen

REGISTERED FOREIGN LAWYERS
Emmanuel Jacomy ‡	Shichun Tang ‡‡	Xiaogang Wang ‡‡

August 28, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:         Hexindai Inc.

Draft Registration Statement on Form F-1

Submitted August 1, 2017

CIK No. 0001702318

Dear Ms. Martin, Mr. Lin, Mr. Henderson and Mr. Klein:

This letter is being submitted by Hexindai Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) letter dated August 15, 2017 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on August 1, 2017 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments and updated with the latest unaudited financial and operational information for the three months ended June 30, 2017.

† Non-resident Partner

‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

Management ‘s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations

Critical Accounting Policies, Judgments and Estimates

Cash incentive rewards program, page 90

1.             We note your response to comment 10 relating to your accounting for incentives under ASC 605-50-45-9.  In your response, you stated that you believe the cash incentives (recognized as a reduction to revenue) should be compared against the Company’s total revenues, rather than only the revenues earned from investors, and thus, you did not recharacterize any portion to expense.  However, the guidance in ASC 605-50-45-9 clarifies that the negative revenue may be recharacterized as an expense if it exceeds cumulative revenue “from the customer.”  Please clarify how you considered this aspect of the guidance and explain why you do not believe the analysis should instead be performed on an individual customer basis.

The Company respectfully advises the Staff that the Company believes its accounting treatment for cash incentives to be accounted for as a reduction of the revenue meets the condition under ASC 605-50-45-9 (b), therefore it is not appropriate to re-characterize cash incentives as an expense.

In accordance with ASC 605-50-45-7 and -9, the amount of cumulative shortfall or negative revenue in each period may be re-characterized and recognized as an expense if at the time the cash incentive is recognized in the income statement and exceeds the cumulative revenue from the customer. However, re-characterization as an expense would not be appropriate if a supply arrangement is in place with the customer, and either (a) the arrangement gives the Company the right to provide a certain type or class of products or services for a specified period of time and it is probable that the customer will order the Company’s products or services, or (b) the arrangement requires the customer to order a minimum amount of products or services from the Company in the future and the probable future revenue from that customer will exceed the incentive payments under the arrangement.

The Company’s cash incentive program requires the individual investor to make a minimum investment before he or she can earn the incentive. Under the Company’s incentive program, the cash incentive amount represents approximately 0.3% to 0.5% of the required minimum investment amount whereas the post-origination service fee represents 0.7% to 2.2% of the investment amount. Therefore the Company considers it is probable that the post-origination service fee, which is generated from loans invested with funds contributed by the Company’s cash incentive program, exceeds the incentive payments under the arrangement. As a result, the Company believes the current accounting treatment for cash incentives to be accounted for as a reduction of the revenue meets the condition under ASC 605-50-45-9 (b), therefore it is not appropriate to re-characterize the cash incentive as an expense.

The Company recognizes cash incentives as a reduction of revenue when paid. However, the post-origination service fees for these loans are recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2015 and 2017 and for the three months ended June 30, 2016 and 2017, the Company’s cash incentive payments were higher than the post-origination revenue recognized. However, over the term of each individual loan, the Company’s total post-origination service fee received from each investor, generated from loans invested by the investor using funds from the Company’s cash incentive program, is expected to exceed the incentive payments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87, 88 and F-13 of the Revised Draft Registration Statement.

Loan Performance Data

Delinquency Rates, page 101

2.             We note your response to comment 13, as well as your response to the first bullet of comment 13 in our letter dated June 9, 2017.  In your responses, you clarified that you only classify the unpaid portions of payments due in your delinquency rates, but do not include the total outstanding balance of the loan. As a result, we are reissuing our comment 13 in part.  Please revise your table to show the total delinquency rates based on the total outstanding balance of the loans or tell us in detail why your current presentation is more useful to user of your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 —  Prepayments and Other Assets, page F-22

3.             We note your response to comment 19 describing the financing arrangement between the Company and a group of independent individual investors that started in July 2016. Please address the following:

•              Tell us the purpose of this financing arrangement and why it was entered into by each party.

The Company respectfully advises the Staff that the purpose of this financing arrangement is to attract and encourage more investors to invest in the Company’s investment products offered on its marketplace, thereby creating more loan volume and traffic.

As disclosed on pages 131 and 132 of the draft Registration Statement dated August 1, 2017, the Company offers various portfolio investment products called ‘‘Wallets’’ to investors with designated loan amounts, expected return and payment terms. Under usual circumstances, investors receive the principal and interest in one lump sum upon the due date of the loans.

In order to attract investors, in July 2016, the Company launched a modified form of the “Wallet” to investors, called the “Monthly Interest-back Wallet”. Under the terms of the service agreement for the Monthly Interest-back Wallet, investors were obligated to invest in a specified portfolio of loan products for a short, fixed period. The Company advanced the accrued interest from the loan portfolio to investors on a monthly basis prior to the due date of the loans. The investors were obligated to repay the Company the advanced amounts upon the due date of the loans. The arrangement is advantageous for investors as they can receive the interest payments in advance, which provides higher liquidity to the investors over the life of the loan products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 132 and F-23 and added the corresponding disclosure on page F-43 of the Revised Draft Registration Statement.

Under this arrangement, the Company did not assume any credit risk of borrowers’ non-payment nor did it undertake any contractual obligation in any loan transaction to either lend or collect the loans. The “Wallet” service agreement between the Company and the investors only sets out the services provided by the Company to the investors, for the consideration of a service fee. As with standard loan transactions, investors and borrowers entered into a separate loan agreement governing the primary allocation of risks and liabilities. Investors continue to bear the primary credit risks of borrowers’ non-payment in each loan transaction under the loan agreement.

The Company respectfully submits that the credit risk of borrowers’ non-payment always lies with the investor. Under the Monthly Interest-back Wallet arrangement, if a borrower defaults in his or her repayments and the Company has made advanced interest payments to the investor, on the due date of the loan, the Company will withhold the advanced payments from the total sum repaid by the borrower. If the Company’s advanced payments exceed the total repayments of the borrower, then such default will be covered by the risk reserve fund policy or the third-party insurance arrangement, as the case may be, according to the time of the Monthly Interest-back Wallet arrangement. Please see “Business — Risk Reserve Liability and Insurance” on pages 139 and 140 of the Revised Draft Registration Statement.

•              Tell us the terms of the arrangement, including whether an interest rate was charged, what economic benefits were received by each party, whether risks were transferred and what were the material rights and obligations under the agreement.

The Company respectfully advises the Staff that pursuant to the arrangement:

•                  Investors agree to invest a specific amount of funds for a fixed period of time into a basket of loan products;

•                  The terms are generally less than a period of 12 months;

•                  Investors receive accrued interest monthly from the Company prior to the due date of the loans;

•                  The investors repay the advanced amounts to the Company on the due date of the loans;

•                  The Company does not charge investor a separate interest for providing advance payments;

•                  The investors bear the credit risks of borrowers’ non-payment; and

•                  The Company charges investors management service fees and records them as part of post-origination service revenue in the Statement of Income.

The other material terms of the agreement are the same as those in the standard Wallet service agreements, such as the Company’s obligations to assist the investor in collecting his or her loan principal after the lock-up period and to provide a repayment schedule of the loans invested by the investor on a monthly basis.

The Company has attached a sample of the service agreement for the Monthly Interest-back Wallet to this letter as Appendix A.  The Company also respectfully refers the Staff to Appendix D of the Company’s response letter dated May 25, 2017 for the service agreement for standard Wallet products.

•              Quantify the amount of revenue generated under this arrangement.

The Company respectfully advises the Staff that the Company does not charge a separate interest for the amount advanced to investors under this financing arrangement. All the related loan products matured on or before June 28, 2017, and the Company has already collected the advanced payments in full.

Although the Company does not charge a separate interest under the arrangement, the Company does generate revenues from fees charged for matching the funds from investors with borrowers and for post-origination services over the life of loans in the ordinary course of the Company’s business. The post-origination service revenue generated from this “Monthly Interest-back Wallet” product was approximately US$0.2 million for the period from July 2016 to June 2017. The Monthly Interest-back Wallet has been discontinued since the end of June 2017. There will be no other receivables due from the investors in the future.

Note 12 —  Additional Paid-In Capital, page F-27

4.             We note your response to comment 20, as well as your previous response to comment 27 in our letter dated June 9, 2017.  Based on the information provided in the response, we note that there are some inconsistencies in your disclosure about the material terms of the options that require further expansion and clarification.  Accordingly, please revise your disclosure to clarify the following:

•              Revise to clarify and define terms associated with the date the options were awarded (i.e., April 1, 2016) compared to the grant date as defined in ASC 718.  In this regard, ensure your disclosures adequately discuss the vesting and exercisability conditions in correlation to the “award date” or “grant date” as needed.  For example, clarify whether the vesting terms are linked to the award date of April 1, 2016 or the grant date in ASC 718.

The Company respectfully advises the Staff that in our previous response and the draft registration statement filed with the SEC dated May 25, 2017, the Company inadvertently stated that the exercise price was equal to the initial public offering price. Under the stock option agreements executed on April 1, 2016, the exercise price is US$512. As a result, in accordance with ASC 718-10-20 and 718-10-25-5, the Company determined the grant date to be April 1, 2016. The Company and each of its employees reached a mutual understanding of the key terms and conditions of these stock option awards on April 1, 2016, including a specific exercise price and the conditions of vesting and exercise of the stock options. All necessary approvals for the stock option award were obtained and communicated to employees on April 1, 2016. Therefore, the grant date is April 1, 2016, which is also the award date and the service inception date.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages F-27, F-28 and F-29 and added the corresponding disclosure on page F-46 of the Revised Draft Registration Statement.

•              Your disclosure references a term for a “Qualified IPO,” which does not appear to be a defined term.  Revise to define this term.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages F-27, F-28 and F-29 and added the corresponding disclosure on page F-46 of the Revised Draft Registration Statement.

•              Clarify when the options become exercisable.  For example, your disclosure states that the Company “granted performance-based options to purchase … on the effective date of the registration statement,” whereas the disclosure later states that the options will “become exercisable in three equal installments” on the first, second and third anniversaries of successful completion of a Qualified IPO.

The Company respectfully advises the Staff that the options will vest and become exercisable in three equal installments with the first vesting commencement date being the later of the first anniversary of the award date or the closing date of a Qualified IPO. Subject to the continued employment or service through each applicable vesting date of the option holder, shares subject to the Option shall become vested as to the remaining two-thirds of the total number of share options under the 2016 Share Option Scheme in two (2) substantially equal annual installments, with the first installment vesting on the second anniversary of the award date and the second installment vesting on the third anniversary of the award date; provided that a Qualified IPO shall have occurred on or prior to the second anniversary of the award date. These options expire on March 31, 2020 and cannot be exercised.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-27, F-28 and F-29 and added the corresponding disclosure on pages F-46 and F-47 in the Revised Draft Registration Statement.

•              Revise to clarify when the options are forfeited. For example, disclose whether the options are forfeited if a Qualified IPO does not occur within two years of the April 1, 2016 award date or some other period of time.

In response to the Staff’s comment, the Company respectfully submits if a Qualified IPO does not occur within two years of April 1, 2016, such option will immediately expire to the extent unvested. As vesting is triggered only upon a Qualified IPO, such unvested options will be forfeited.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-27, F-28 and F-29 and added the corresponding disclosure on pages F-46 and F-47 in the Revised Draft Registration Statement.

•              In your response to comment 27 in our letter dated June 9, 2017, you referenced that the maximum contractual term is 3 years.  Revise to clarify this maximum contractual term in your disclosures, including when it commences and its relationship to and effect, if any, on the vesting and exercisability period.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages F-28 and F-29 and added the corresponding disclosure on pages F-46 and F-47 of the Revised Draft Registration Statement.

•              Disclose any material “rights and benefits under this Option Agreement.”

The Company respectfully advises the Staff that the material rights and benefits under the share option agreement are those customary to such option agreements, granting the option holder the right to receive the options and exercise them at an exercise price per share equal to US$512, upon the satisfaction of various conditions. Option holders are required to maintain employment with or service to the Company through each applicable vesting date.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-27, F-28 and F-29 and added the corresponding disclosure on pages F-46 and F-47 in the Revised Draft Registration Statement.

5.             As it relates to your recognition of compensation expense for these options described in your response to comment 20, please address the following:

•              Provide clarity around your disclosure stating that you will “recognize cost over the vesting period” and how that contemplates your conclusion that a service inception date precedes the grant date.   For example, tell us how your recognition method contemplates graded vesting (consider for example ASC 718-10-35-8a) and whether application of ASC 718-10-35-3 requires recognition of compensation upon successful completion of a Qualified IPO for the portion of the requisite service that has been rendered as of that date.

In response to the Staff’s comment, the Company respectfully submits that the Company has engaged an independent appraisal firm to measure the cost of employee services received in exchange for the options based on the grant date fair value of these options.  The Company has elected to recognize stock based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested as of that date.  The Company will recognize stock-based compensation upon successful completion of a Qualified IPO for the portion of the requisite service that has been rendered as of that date the portion for the period from April 1, 2016 to the date of the completion of a Qualified IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and F-17 of the Revised Draft Registration Statement.

•              Tell us whether you expect to incur a material charge upon completion of the Qualified IPO given your previous response stating that you have a service inception date that precedes the grant date and the guidance in ASC 718-10-35-6. If you have determined a material charge will be incurred upon completion of the Qualified IPO, tell us whether you considered disclosing and quantifying that charge outside of your historical financial statements.

The Company respectfully advises the Staff that approximately US$2.3 million charge will be incurred if the Qualified IPO is completed in the fiscal year ending March 31,2018.

The Company has revised the disclosure on page 94 of the Revised Draft Registration Statement to reflect the amount of charge upon completion of the Qualified IPO.

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:        Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.

Qisen Zhang, Chief Financial Officer, Hexindai Inc.

Fang Liu, Attorney at Law, Mei & Mark LLP

Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP

Appendix A

Monthly Interest-back Wallet Service Agreement

Appendix A

Hexindai Monthly Interest Back Wallet APLXXXXX

Service Agreement

•    Party A: XXX

•    ID Card Number: XXXXXXXXXXXXXX

•    Telephone: XXXXX

•    Hexindai Nickname: XXXXX

•    Party B: Hexin E-commerce Co., Ltd.

•    Address: C-13F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing

•    Zip Code: 100022

•    Consulting Telephone: 400-004-6000

Party A and Party B, on the basis of the principles of equality, voluntariness and good faith, hereby agree as follows:

Article 1 Model-Related Information

Party B, a limited liability company duly organized and validly existing in Beijing, has the right to operate the website of www.hexindai.com (hereinafter referred to as “Hexindai Website” or “Hexindai Platform”), primarily through which Party B provides standard, secure and professional transaction matching services to individuals and micro and small enterprises in need of financing as well as individuals intending to lend. Party B hereby launches the wallet plan services whereby lenders automatically lend and withdraw upon maturity according to relevant rules, so as to provide more considerate and convenient services to the lenders joining the wallet plan and to make best efforts to protect their legitimate interests.

Name of model		Lock-up period	Expected rate of return
Monthly Interest-back Wallet		X months	XX %
Participating principal	Amount in figure: RMB XXXX yuan only
Amount in words: RMB XXXX yuan only
Repayment method	Lump sum principal upon maturity and monthly return (accrued interest) generated on the platform during the lock-up period
Date of participation	2016-08-01
Start date of lock-up period	2016-08-01	End date of lock-up period	2017-02-02
Scope of investment		Credit loan

Party A has known, understood and agreed that the expected rate of return indicated in this Agreement does not represent the final actual return of Party A; the borrowing subject matters within the investment scope as set forth herein are applicable to Hexindai’s risk reserve fund mechanism.

Article 2 Interpretation

2.1 This Agreement refers to any terms, details and information contained in this Hexindai Wallet Service Agreement and all schedules attached hereto.

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2.2 Lender (Party A) refers to a member successfully registered through Hexindai Platform. The Lender may elect to lend a certain amount to the borrowing users based on the recommendation of Party B and shall be a natural person with full civil capability for rights/acts.

2.3 Rules for Lock-up Period: Party A shall not withdraw from the plan during the lock-up period. After the lock-up period ends, Party B shall assist Party A in completing the assignment of claims and shall refund Party A’s principal to Party A’s account on Hexindai Platform.

2.4. Hexindai refers to Hexin E-commerce Co., Ltd.

2.5 Service Plan, also known as the Plan, refers to all the relevant information in this Agreement.

2.6 Exit Plan: Party A shall be deemed to have exited from this plan and this Agreement shall terminate automatically when Party A fully assigns the claims against the borrower by authorizing Party B to assign the claims utilizing the claims assignment function of Hexindai Platform.

2.7 Month refers to calendar month.

Article 3 Method, Duration, Amount, Withdrawal and Management Service Fee of the Service Plan

3.1 Method: Party A hereby irrevocably authorizes Hexindai Platform to lend the full amount of funds in the Hexindai Wallet Plan to borrowers acceptable to Party A on Party A’s behalf, which totally is applicable to the Hexindai risk reserve fund mechanism.

3.2 Duration: The duration of the Service Plan is subject to the name of the model and the term of the loan set out in Article 1, and relevant provisions regarding the lock-up period in Article 2.3 of this Agreement.

3.3 Amount: The participating amount of Party A, referred to as “Participating Principal”, shall be the amount actually participating on Hexindai Platform.

3.4 Withdrawal: After the lock-up period ends, Party B shall assist Party A in completing the assignment of the claims and shall refund Party A’s funds to Party A’s account on Hexindai Platform.

3.5 Management service fee: After Party A lends the funds or relends the funds after the borrower pays off during the Service Plan, on the date when the lock-up period for the current Wallet Plan ends, Party B shall deduct the management service fee for the post-origination services activities and the advanced interest payments accordingly payable by Party A. The management service fee shall be calculated based on the benchmark value, which refers to the amount of the current participating principal (unit: yuan). When the current return exceeds the benchmark value, the excess shall be the service fee collected by Party B. There are no additional charges except the aforesaid service fee.

In the event that Party A participates in the Service Plan to lend and the return is less than or equal to the benchmark value after all the claims of Party A are completely assigned upon expiration of the lock-up period, Party B shall not collect any management service fee from Party A.   In the event that Party A participates in the Service Plan to lend and the aggregate return exceeds the benchmark value after all the claims of Party A are completely assigned upon expiration of the lock-up period, if the benchmark value is the amount of the current participating principal (unit: yuan), Party B shall collect the excess of the aggregate return over benchmark value from Party A.

Article 4 Rights and Obligations of Party A

4.1 Party A shall be deemed to have voluntarily accepted all the provisions of this Agreement upon execution of this Agreement.

4.2 Party A shall be entitled to the return generated from participation in the Service Plan.

4.3 Party B shall provide Party A with a list of information on the loan every month for Party A to understand Party A’s lending details.

4.4 Party A hereby irrevocably authorizes Party B to designate a third party payment institution to directly deduct a certain amount from Party A’s account to pay for the management service fee payable by Party A hereunder.

4.5 Party A undertakes that the source of the funds for his/her lending is lawful and he/she is the lawful owner of such funds.  Party A shall be responsible for resolving any dispute arising from the ownership and legitimacy of his/her funds in dispute with a third party, and any economic losses incurred to Party B therefrom.

4.6 Party A shall notify Party B of any change to the account information, address, telephone and other relevant important information within three working days upon such change. Otherwise, Party A shall bear any losses incurred to Party A due to failure to timely notify Party B.

4.7 During the lock-up period, Party A:

(1) may not require the borrowers to make early repayments or terminate the Hexindai Wallet Service Agreement in advance;

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(2) may not require remitting the funds upon repayment of the principal and interest by the borrowers so as to ensure that the funds can be successfully relent during the lock-up period.

4.8 Party A shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising from the process of fund lending and claims assignment, and Party B shall not be responsible for handling relevant matters.

4.9 In the event of inheritance and donation of the funds for lending (i.e. claims) of Party A, the heir or the donee asserting such rights shall present to Party B notarized ownership documentation for inheritance or donation rights. Upon confirmation of Party B, Party B shall assist in assigning the claims, and the heir or the donee asserting such rights shall be responsible for the declaration and payment to competent tax authorities of relevant taxes and fees arising therefrom. Party B shall not be responsible for handling relevant matters thereof.

Article 5 Rights and Obligations of Party B

5.1 Party B shall, in accordance with this Agreement, exercise due diligence and serve Party A based on the principles of honesty, trustworthiness, prudence and effective management.

5.2 Party B shall be obligated to assist Party A in completing the Withdrawal Plan during the period of withdrawal and to collect an appropriate amount to be applied against the management service fee payable by Party A hereunder.

5.3 Party B is required to keep confidential of the information and asset details of Party A and other information and materials related to the services.

5.4 During the duration of the loan of the Lender and the borrower, in the event that the borrower is in breach, Party B shall take lawful and reasonable measures to assist Party A in timely collection.

5.5 Party B shall provide Party A with services for lending funds, including but not limited to recommendation for borrowers, loan promotion, credit management, post-loan management, necessary collection services and periodic provision of a list of claims.

5.6 To ensure that Party A’s loan funds can be successfully lent, Party A irrevocably authorizes Party B to designate a third party payment institution to wire a corresponding amount of the loan to lend to the borrower, and Party B agrees to accept Party A’s authorization.

5.7 During the lock-up period, where Party B designates a third party payment institution to lend on behalf of Party A according to Party A’s authorization, there is no restriction on the amount, date, frequency of the loans.

5.8 Based on relevant loan agreement between Party A and specific borrower, the borrower shall be obliged to repay the principal and interest to Party A regularly. In order to collect the principal and interest conveniently and uniformly, in any term of a loan, Party A irrevocably authorizes Party B to designate a third party payment institution to wire the principal and interest repaid by the borrower for each term, and Party B agrees to accept Party A’s authorization.  Party A shall refer to Party B’s recommendation to lend loans to a new borrower (hereinafter referred to as “repayment relending”).

Article 6 Risks of the Service Plan

6.1 Risks of the Service Plan

Party A is aware of and takes the consequences of the following risks:

(1) Credit risk of borrowers: In the event that a borrower loses the capability of repayment in the short term or long term (including but not limited to changes to the income and financial conditions of the borrower, personal accident, illness, death), or a borrower changes his/her willingness for repayment, the loan funds of Party A may not be collected on time.

(2) Liquidity risk: As this Service Plan has a lock-up period and cannot be redeemed in the lock-up period, the Lender needs to make arrangement for the use of the funds in advance.

(3) Force majeure risk: Party A’s assets may be subject to the risk of loss arising from force majeure factors such as wars, unrest and natural disasters.

6.2 Service measures

(1) In order to reduce the credit risk of borrowers for Party A arising from the over-concentration of investment subject matters, Party B shall arrange for decentralized and automatic bids for the amount participating in this Service Plan of Party A.

(2) Party B will regularly draw a risk reserve fund (as detailed in the risk reserve fund announcement on Hexindai Website) and provide Party A with principal collection services.

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Article 7 Miscellaneous

7.1 This Agreement shall take effect on the date of electronic signature and seal, and automatically terminate after the borrower fully repays the principal and return under this Agreement to Party A and Party B collects relevant management service fees.

7.2 This Agreement and any amendment or supplement to this Agreement shall be made in writing. The supplemental agreement and schedules to this Agreement shall have the same legal force and effect as this Agreement.

7.3 The facsimile, photocopy and scanned copy or other valid copies of this Agreement shall have the same legal force and effect as the original of this Agreement.

7.4 Party A and Party B hereby acknowledge that the execution, effectiveness and performance of this Agreement shall be premised on the compliance of the laws and regulations of the PRC. In the event that any provision of this Agreement violates applicable laws and regulations, such provision shall be deemed void, and shall not affect the validity of remaining provisions of this Agreement.

7.5 If there is any dispute arising between Party A and Party B during the performance of this Agreement, it shall be settled through friendly negotiation. Should such negotiation fail, it shall be submitted to the people’s court of the locality where this Agreement is signed for litigation.

(The remainder of this page is intentionally left blank.)

Party A: (Electronic Signature)	Party B: (Electronic Signature)

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